June 28, 2007

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director

Re:	Netezza Corporation Amendment No. 3 to Form S-1 Filed on June 13, 2007 File No. 333-141522
Ladies and Gentlemen:
On behalf of Netezza Corporation (“Netezza” or the “Company”), this letter and Amendment No. 4 to the above-referenced Registration Statement are submitted in response to comments contained in (i) a letter dated June 25, 2007 from Barbara C. Jacobs, Assistant Director, and (ii) a letter dated June 26, 2007 from Kathleen Collins, Accounting Branch Chief, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Jitendra S. Saxena, Chief Executive Officer of Netezza (collectively, the “Letters”). This Amendment No. 4 also incorporates changes in response to comments contained in the letter dated June 21, 2007 from Kathleen Collins, Accounting Branch Chief, to Jitendra S. Saxena, Chief Executive Officer of Netezza; a separate response letter addressing these comments has already been submitted to the Staff. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letters and to the headings used in the Letters. Unless otherwise indicated, the information in this letter gives effect to the one-for-two reverse split of the Company’s common stock effected in June 2007.
RESPONSE TO LETTER DATED JUNE 25, 2007
General
Comment:
1.	We will issue comments on the request for confidential treatment under separate cover shortly.

Response:	The Company acknowledges the Staff’s comment.

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June 28, 2007

Risk Factors, page 7
Comment:
2.	Please refer to prior comment 7 of our letter dated June 5, 2007. We note that you have filed a letter agreement with Compaq Computer Corporation and that you have not included a discussion of this material agreement in the business section. Please revise to include a description of the material terms of the agreements as well as the relevance of the agreement to your business in an appropriate section of the prospectus except to the extent that any of the agreement’s provisions are the subject of the confidential treatment request.

Response:	The Company advises the Staff that the material terms of the referenced letter agreement are described on page 66 of the Registration Statement. In response to the Staff’s comment, the Company has clarified the disclosure on page 66 of Amendment No. 4 to note that the agreement in question is with Compaq Computer Corporation, a subsidiary of Hewlett-Packard.
Comment:
3.	Please refer to prior comment 8 of our letter dated June 5, 2007. We note your revisions on page 61 regarding your dependence on customers generating 10% or more of your revenues in periods other than fiscal year 2007. Please expand to include a discussion of the limited number of customers on which you were dependent in fiscal 2007 in quantified terms. See Item 101(c)(1)(vii) of Regulation S-K, which requires disclosure regarding dependence on a few customers, the loss of any one or more of which would have a material adverse effect on you.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 66 of Amendment No. 4.
Management’s Discussion and Analysis
Results of Operations, page 39
Comment:
4.	We reissue prior comment 10. The revisions you cited in your response on pages 31-33 and 49 do not appear to address what management believes are the reasons for the changes in results experienced during the periods covered. Your revisions should specifically address the material changes experienced from period to period and should seek to explain what management believes were the underlying factors that contributed the changes. For instance, you indicate on page 40 that revenue increased 111% in the

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June 28, 2007

three months ended April 30, 2007 compared to the same period ended April 30, 2006. Your disclosure attributes that change to an increase in sales volume primarily due to sales to new customers. The disclosure does not directly address what factors management believes enabled the company to increase sales from six customers in the three months ended April 30, 2006 to 14 customers in the three months ended April 30, 2007. While we note that the headcount increased over these periods, it is not clear whether this is viewed by management as the principal factor, or among the principal factors, for the increase in revenues. The extent to which other factors—e.g., changes in marketing campaigns, the opening of additional sales offices or product enhancements—contributed significantly to the changes experienced from one period to another should be addressed throughout this section under the subheading Results of Operations on pages 40-44.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 43-48 of Amendment No. 4.
Management
Compensation Discussion and Analysis, page 71
Comment:
5.	We reissue prior comment 13. The discussion regarding base salary should “describe[e] the elements of individual performance and/or contribution that are taken into account” in structuring and implementing specific forms of compensation. You do not describe the specific elements, for example, of Messrs. Saxena, Scannell and Ms. Cotter’s individual performance that were used in establishing their compensation. In addition, revenue and operational targets should be described to the extent they do not involve confidential trade secrets or confidential commercial or financial information. See Instruction 4 to 402(b) of Regulation S-K.

Response:	Please see the added disclosure on pages 77 and 78 of Amendment No. 4.

The Company supplementally advises the Staff that specific corporate financial targets are relevant to the executive officer incentive bonus plans adopted by the compensation committee. In particular, as noted in the Registration Statement, bonus payments under the plan are based on a combination of revenue, adjusted operating income and, for Mr. Tacoma,

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June 28, 2007

bookings. However, the Company believes that Instruction 4 to Regulation S-K Item 402(b) is applicable to these performance targets, because the quantitative financial targets incorporated into the plan involve confidential financial information, the disclosure of which would result in competitive harm for the Company. Specifically, the Company treats its internal financial performance targets as confidential, and has not in the past disclosed them publicly and does not plan to do so in the future. Moreover, the disclosure of these targets is likely to result in competitive harm to the Company. For example, if the Company’s internal financial forecasts were made public and the Company failed to attain these forecasts for a particular fiscal period, that would certainly be used against the Company by its competitors in both competing for business from customers and in recruiting new employees. In addition, if the Company’s customers or potential customers knew the Company’s forecasted revenue and operating income, they may be able to estimate what the Company projects its gross margins will be, and use this information to negotiate lower prices for the Company’s products. The Company also notes that it has complied with Instruction 4 to Regulation S-K Item 402(b) by disclosing in the Registration Statement the difficulty of the Company achieving the undisclosed financial targets; please see the disclosure on page 78, which was enhanced in response to comment 34 in the May 4, 2007 comment letter from the staff and which states that the compensation committee “established target levels that it considered challenging in that they required us to achieve strong revenue growth as compared to prior years and, in addition required increased revenue and reduced cost on a per-employee basis, but would be attainable if we had what we considered to be a successful year.”
RESPONSE TO LETTER DATED JUNE 26, 2007
Stock-Based Compensation, page F-11
Comment
1.	We note your response to prior comment 6 of our letter dated June 21, 2007 where you indicate that Revolution Partners sought companies that were as closely comparable as possible to the Company based on a range of factors and chose companies in Netezza’s space whose revenue growth rates most closely approximated the Company’s revenue growth rates. We further note in your response to comment 6 in your letter dated June 13, 2007; the comparable companies selected included companies with less than $500 million in annual revenue. Please revise the filing to include a more detailed discussion of the factors considered in selecting these companies. For example in your response letter dated June 13, 2007 you indicate that you selected comparable companies with revenue growth rates of 20-30% (versus the Company’s 49%) and $500 million or less in revenues (versus the Company’s $79.6 million in revenues). In addition, we note that two of the eight companies used in your analysis had revenues far in excess of the

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June 28, 2007

$500 million parameter disclosed in your prior response (i.e., Network Appliances - $2 billion and EMC - $9.6 billion). Please tell us the criteria used in including these companies in your analysis. Furthermore, given the greater weight applied to the valuation of comparable companies, revise your disclosure to clarify that no adjustments were made to the initial valuation in order to achieve comparability.

Response:	Please see the additional disclosure on pages 37 and F-13 of Amendment No. 4. The Company further advises the Staff that companies such as Emulex and EMC were included in the comparable company base as they share a similar business model through their provision of software and hardware offerings to meet the data center needs of clients. CommVault Systems and Riverbed Technology were included because they are comparable to the Company with regard to their provision of solutions to the data center hardware sector and these companies have less then $500 million in annual revenue. F5 Networks, Foundry, Packateer and Radware were included because they, along with Netezza, operate in the IT infrastructure industry; furthermore, they have less than $500 million in annual revenue. Rackable Systems and Network Appliance were included due to their product offering in the data center hardware space as well as their relatively comparable revenue growth rates of 30% to 40%.
Comment
2.	We note your response to prior comment 9 in our letter dated June 21, 2007 and your proposed revised disclosures with regards to the Company’s reassessment of the fair value of your common stock in February 2007 from $6.70 (as originally determined based on a contemporaneous valuation performed by Revolution Partners) to $8.00 per share (as determined based on a retrospective valuation in June 2007). Please expand your disclosures to include an enhanced discussion of how the Company considered your strong financial performance in the fourth quarter of fiscal 2007, the financial outlook for fiscal 2008 and the prospects for an IPO in your revaluation in revaluing your common stock. Also, tell us if the Company placed more emphasis on the discounted cash flow analysis in the February revaluation then they had in previous valuations.

Response:	Please see the added disclosure on page 40 and F-16 of Amendment No. 4. The Company supplementally advises the Staff that the added disclosure in Amendment No. 4 accurately summarizes the Board of Directors reassessment of the fair market value of the common stock, and that the Board did not specifically assign more emphasis to the discounted cash flow analysis (which, in Revolution Partners’ February 2007 valuation, yielded a lower valuation than the other valuation methodologies) than it did in previous fair market value determinations.

Securities and Exchange Commission
June 28, 2007

Comment
3.	We further note that although the Board of Directors concluded that the fair value of the common stock as of February 2008 should be reassessed, they also believed that the fair market value determinations made by the Board of Directors in fiscal 2007 were reasonable and did not need to be adjusted. Please explain further why the Company believes that the fair values as determined for the November 2006 and December 2006 stock issuances did not need to be reassessed. In addition, we note your discussion beginning on page 6 of your response letter where you provide the factors that the Company believes contributed to the significant increase in the fair value of the Company’s stock from $4.50 in November 2006 to $8.00 in February 2007. Your response states that the Company-provided projections used in the Revolution Partners valuation analysis in February 2007 ($109.5 — $145 million) were significantly better than the Company-provided projections sued in the November 2006 analysis ($105.2 — $135.5 million). The projections provided in your response appear only marginally different and therefore, it is not clear why such assumptions would be a significant factor in your reconciliation of the increase in fair market value of the Company’s stock between these two valuation dates. Please explain and further clarify if the February projections as indicated in your response were those used in your initial valuation or if they were the revised projections used in your retrospective valuation. In addition, revise your disclosures to include a more enhanced discussion of the factors that contributed to the increase in the fair value from November 2006 to February 2007 (as revised).

Response:	The Company respectfully submits to the Staff that the determination by its Board of Directors on November 15, 2006 that the fair market value of the common stock was $4.50 per share is a reasonable and accurate determination, and that no adjustment to this fair market value determination, or to the financial statements of the Company as a result of such adjustment, is necessary or appropriate. In support of its position, the Company offers the following explanations:

Pending initial public offering. The Company views its proposed initial public offering as a very important element in valuing its common stock, for two reasons. First, the lack of a liquid trading market for the common stock has a negative impact on its value, and this illiquidity factor was properly taken into account in both the Revolution Partners’ valuation and the Board of Directors’ assessments of fair market value. Second, the preferred stock of the Company has numerous preferences and rights which are different from and superior to the rights of the common stock, including the right to receive preferential payments upon an acquisition of the Company; however, the preferred stock will convert into common stock in an initial public offering and thus those superior preferences and rights will be eliminated. As a result, an impending initial public offering should significantly increase the value of the common stock.

Securities and Exchange Commission
June 28, 2007

As of the November 15, 2006 determination of fair market value, the Company had begun exploring the possibility of an initial public offering. Based upon feedback from investment bankers contacted by the Company and the Company’s recent financial performance, the Board of Directors concluded that an initial public offering in 2007 was feasible. However, an initial public offering was simply a possibility at this time. The Company had not selected managing underwriters, nor had any managing underwriters begun work with the Company towards an initial public offering. The Company understood that the feasibility of an initial public offering would depend in significant part on its fourth quarter and year-end financial results, which were unknown in November 2006, the first month of the Company’s fourth fiscal quarter. In November 2006, the Company was simply exploring the possibility of an initial public offering, not working towards one.

In contrast, at the time of the February 14, 2007 determination of the fair market value, the Company had:
•	engaged managing underwriters, who were committed to working with the Company towards an initial public offering;

•	held an “organizational meeting” for the initial public offering, attended by all participants in the process; and

•	begun work in earnest on the initial public offering, including the preparation of a registration statement.

Accordingly, the fair market value determination in February 2007 reflects the likelihood of an initial public offering, and therefore ascribes greater value to the common stock as the result of the impending creation of a liquid trading market and the elimination of the preferred stock rights. This was reflected in the Revolution Partners valuation analyses, in which both the private company illiquidity discount and the common stock discount (due to the preferential rights of the preferred stock) used in the valuation analysis were reduced from 15% in November 2006 to 7.5% in February 2007. Moreover, as noted in the added disclosure in Amendment No. 4 in response to Comment 2 above, this was accorded even greater weight in the Board of Directors’ reassessment of the fair market value to $8.00 per share.

Financial performance. The Company’s financial performance in the quarter ended January 31, 2007 was very strong, particularly in light of the Company’s stage of development and prior operating history. In the quarter ended January 31, 2007, the Company generated record quarterly revenue of $26.7 million; for the fiscal year ended January 31, 2007, the Company generated revenue of $79.6 million, a 48% increase over fiscal 2006 revenue. More importantly, for

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June 28, 2007

the first time in its history, the Company was close to break-even on an operating basis in the quarter ended January 31, 2007, which the Board of Directors regarded as a watershed event for the Company. This significantly influenced the Board of Directors’ determination of fair market value in February 2007 and, in the view of the Board of Directors, justified a significant increase in the fair market value of the common stock.

Projected operating results and other factors affecting valuation. At the time of the February 2007 fair market value determination, both Revolution Partners and the Board of Directors had the benefit of the Company’s updated financial projections. The Staff appropriately notes that while the revenue projections utilized in the Revolution Partners February 2007 valuation were better that those utilized in its November 2006 valuation, they were not dramatically better. However, the improved operating results, along with other factors, did contribute to the increase in the Revolution Partners valuations between November 2006 and February 2007. Revolution Partners has advised the Company that the following factors were the material contributors to the increase in the fair market value ranges yielded by Revolution Partners’ valuations from $2.86-$4.64 in November 2006 to $4.84-$6.76 in February 2007:
•	For the February 2007 analysis, the Company provided Revolution Partners with higher financial projections compared to the projections provided to Revolution Partners for the November 2006 analysis. For example, the November 2006 projections indicated revenue of $105.2 million and $135.5 million in fiscal 2008 and fiscal 2009, respectively, whereas the February 2007 projections indicated revenue of $109.5 million and $145.0 million in fiscal 2008 and fiscal 2009, respectively. In addition, the November 2006 projections indicated a net loss of $2.6 million in fiscal 2008 and net income of $6.7 million in fiscal 2009, whereas the February 2007 projections indicated essentially a break-even fiscal 2008 and net income of $9.4 million in fiscal 2009. These higher financial projections did have a positive impact on Revolution Partners’ valuation analysis, and represented approximately 44% of the difference in valuation between the November 2006 analysis and the February 2007 analysis. In addition, eliminating a net loss and achieving breakeven net income is a fundamental milestone for the Company and one that the Board of Directors considered in its reassessment.

•	As a group, the companies utilized in the comparable company valuation analysis experienced trading multiple increases during the period from November 2006 to February 2007. The improvement in the trading multiple had a positive impact on Revolution Partners’ valuation analysis

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June 28, 2007

and represented approximately 35% of the difference in valuation between the November 2006 analysis and the February 2007 analysis.

•	Because of the increase prospects for an initial public offering, Revolution Partners reduced the private company illiquidity discount from 15% to 7.5% and the common stock discount from 15% to 7.5% between November 2006 and February 2007. The decrease in these two discount rates had a positive impact on Revolution Partners’ valuation analysis and represented approximately 21% of the difference in valuation between the November 2006 analysis and the February 2007 analysis.

The Company acknowledges that the explanations in the previous paragraph justify the increase from a fair market value of $4.50 per share in November 2006 to a fair market value of $6.70 per share in February 2007, and not to a fair market value of $8.00 per share. However, as noted in the disclosure added to Amendment No. 4 in response to Comment 2 above, the additional increase to $8.00 per share is justified by (1) the likelihood and the valuation impact of the Company’s pending initial public offering, which the Board believes was not adequately factored into the Revolution Partners valuation, (2) the near break-even operating performance of the Company in the fourth quarter of fiscal 2007, which the Board views as a watershed event for the Company and which may not be given proper weighting in the Revolution Partners valuation (which factors in operating performance over a longer period of time) and (3) certain business developments in the fourth quarter of 2007 caused us to reevaluate our business prospects for fiscal 2008, including the successful release of a new product enhancement which we expect to continue to be well received by customers during fiscal 2008, a trend toward increased order size on a per customer basis, and an increase in the productivity of our sales force.

In response to the Staff’s question, the Company advises the Staff that the Company’s projected operating results as of February 2007, as referred to above and on page 6 of the Company’s response letter dated June 25, 2007, were the ones used in the February 2007 valuation analyses by Revolution Partners and in the Board’s initial determination of fair market value in February 2007. In reassessing the February 2007 fair market value in June 2007, the Board of Directors did not take into account updated projections reflecting post-February operating results; instead, the Board reassessed the significance of certain information that was available to it in February 2007.

Independent valuation in November 2006. The $4.50 per share fair market value determination is supported by independent valuation analyses performed by Revolution Partners, an investment bank which has extensive experience in valuing technology companies and which has no affiliations with the Company. Revolution Partners used accepted valuation methodologies in valuing the common stock of the Company, which are described extensively on pages 37 and 38 of the Registration Statement. Revolution Partners’ valuation in November 2006 was performed using recently updated financial projections provided to it by the Company, which took into account the Company’s actual performance through the first three quarters of fiscal 2007. The valuation

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analyses performed by Revolution Partners yielded a range for the fair market value of the common stock of $2.86 to $4.64 per share. The Board of Directors of the Company reviewed the methodologies, assumptions and analyses utilized by Revolution Partners and concluded that this valuation was reasonable. The Board of Directors further concluded that it was appropriate to select a valuation near the high end of the Revolution Partners range, primarily because of the possibility of an initial public offering in the foreseeable future, and therefore selected a fair market value of $4.50 per share.

December valuation. In its granting options for 80,500 shares in mid December 2006, only halfway through the fiscal quarter, the Board of Directors again concluded that the fair market value of the common stock was $4.50 per share. This determination was based on the short period of time that had elapsed since the November 15, 2006 valuation and the Board’s conclusion that there were no events or developments subsequent to November 15, 2006 that had a material effect on the Company’s common stock value. Therefore all of the reasons that the Company believes the November 2006 valuation is reasonable and accurate also apply to the December 2006 valuation.

The Company has added disclosure to page 40-41 of Amendment No. 4 summarizing the factors discussed above.
If you require additional information, please telephone either the undersigned at the telephone number indicated above or Wendell C. Taylor, Esq. of this firm at (617) 526-6335.
Very truly yours,
Patrick J. Rondeau

cc:	Kathleen Collins, Esq. Maryse Mills-Apenteng, Esq. Ms. Megan Akst Mr. Patrick Scannell John Mutkoski, Esq. Mr. Richard Puccio Wendell C. Taylor, Esq.